

07000901



RECEIVED
FEB 2 7 2007
PROCESSING
SECTION
WASH. D.C.
185

BB 3/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBC INVESTMENTS CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3601 NW 63rd
(No. and Street)

Oklahoma City, OK 73116
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rita Mullins 405-841-2909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

2601 NW Expressway, Suite 200 W, Oklahoma City OK 73112
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/5/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rita Mullins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BC Investments, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Rita Mullins
Signature

Chief Compliance Officer
Title

Notary Public



JENNIFER A. HATFIELD
NOTARY
06007479
EXP. 08/01/10
PUBLIC
STATE OF OKLAHOMA

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IBC Investments Corporation

Accountants' Report and Financial Statements

December 31, 2006 and 2005


BKD
LLP

IBC Investments Corporation
December 31, 2006 and 2005

Contents



Independent Accountants' Report

Board of Directors
IBC Investments Corporation
Oklahoma City, Oklahoma

We have audited the accompanying statement of financial condition of IBC Investments Corporation as of December 31, 2006, and the related statements of operations, stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of IBC Investments Corporation as of and for the year ended December 31, 2005, were audited by other accountants whose report dated January 31, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the financial position of IBC Investments Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD LLP

February 23, 2007
Oklahoma City, Oklahoma

IBC Investments Corporation

Statements of Financial Condition

December 31, 2006 and 2005

Assets

	2006	2005
Cash and cash equivalents	$ 3,260,207	$ 2,745,756
Variable annuity	—	547,036
Certificates of deposit	295,000	—
Commissions receivable	16,067	30,337
Accrued interest receivable	3,622	—
Deposits with clearing organization	100,000	100,000
Software and equipment, net	68,512	62,877
Other assets	21,184	8,670
Total assets	$ 3,764,592	$ 3,494,676

Liabilities and Stockholders' Equity

	2006	2005
Liabilities		
Accrued expenses	$ 61,881	$ 32,583
Commissions payable	19,934	27,333
Payable to parent	228,360	179,419
Total liabilities	310,175	239,335
Stockholders' Equity		
Common stock, $1 par value; 1,300,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	2,584,228	2,584,228
Retained earnings	869,189	670,113
Total stockholders' equity	3,454,417	3,255,341
Total liabilities and stockholders' equity	$ 3,764,592	$ 3,494,676

IBC Investments Corporation

Statements of Operations

Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Commissions	$ 2,542,360	$ 2,970,018
Interest	94,277	34,441
Other	3,442	23,911
	2,640,079	3,028,370
Expenses		
Employee compensation and benefits	1,847,008	1,990,796
Professional and regulatory	129,093	116,712
Other operating	184,477	110,246
Information systems	88,574	75,093
Occupancy	39,786	43,280
Advertising and promotion	20,776	26,087
Insurance	22,624	7,793
	2,332,338	2,370,007
Income Before Income Taxes	307,741	658,363
Income Tax Provision	108,665	231,505
Net Income	$ 199,076	$ 426,858

IBC Investments Corporation

Statements of Stockholders' Equity

Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Equity
Balance, December 31, 2004	$ 1,000	$ 2,773,136	$ 243,255	$ 3,017,391
Dividend-in-kind	—	(188,908)	—	(188,908)
Net income	—	—	426,858	426,858
Balance, December 31, 2005	1,000	2,584,228	670,113	3,255,341
Net income	—	—	199,076	199,076
Balance, December 31, 2006	$ 1,000	$ 2,584,228	$ 869,189	$ 3,454,417

See Notes to Financial Statements

IBC Investments Corporation

Statements of Cash Flows

Years Ended December 31, 2006 and 2005

	2006	2005
Operating Activities		
Net income	$ 199,076	$ 426,858
Items not requiring (providing) cash		
Depreciation	31,241	24,966
Gain on sale of joint venture	—	(3,654)
Changes in		
Variable annuity	547,036	—
Certificates of deposit	(295,000)	—
Commissions receivable	14,270	69,762
Accrued interest receivable	(3,622)	—
Other assets	(12,514)	(5,954)
Accrued expenses	29,298	(29,110)
Commissions payable	(7,399)	(7,847)
Payable to parent	48,941	175,041
Net cash provided by operating activities	551,327	650,062
Investing Activities		
Increase in cash surrender value of annuity	—	(15,890)
Purchase of equipment	(53,876)	(2,773)
Proceeds from sale of joint venture	—	14,594
Proceeds from sale of fixed assets	17,000	—
Net cash used in investing activities	(36,876)	(4,069)
Increase in Cash and Cash Equivalents	514,451	645,993
Cash and Cash Equivalents, Beginning of Year	2,745,756	2,099,763
Cash and Cash Equivalents, End of Year	$ 3,260,207	$ 2,745,756
Supplemental Cash Flows Information		
Cash paid for income taxes	$ 175,214	$ 216,492
Noncash investing and financing activity		
Dividend-in-kind through transfer of investment in limited liability company and investment in limited partnership to International Bancshares Corporation	$ —	$ 188,908

IBC Investments Corporation
Notes to Financial Statements
December 31, 2006 and 2005

Note 1: Nature of Operations

IBC Investments Corporation (the Company) is a wholly owned subsidiary of IBC Bank. International Bancshares Corporation (IBC) is the bank holding company that owns all of the outstanding common stock of IBC Bank. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 using Pershing, a BNY Securities Group Co. (on a fully disclosed basis), as a facilitator to perform certain execution and clearing functions.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

At December 31, 2006 and 2005, cash and cash equivalents include approximately $3,300,000 and $2,500,000, respectively, invested in money market accounts. All highly liquid debt instruments purchased with a maturity of three months or less are considered cash equivalents.

Variable Annuity

The investment in variable annuity guarantees a rate of 3% with all funds placed in a fixed account and may be surrendered at any time, with full principal being guaranteed by New York Life Insurance Company and Annuity Corporation.

Certificates of Deposit

The certificates of deposit are carried at cost, which approximates fair value.

Investment in Limited Partnership

During 2005, the Company transferred the investment in limited partnership to IBC at the investment's fair value of approximately $129,000. The transfer was recorded as a dividend-in-kind. Prior to the dividend-in-kind, the investment in limited partnership was carried at fair value as determined annually by the general partners under the supervision of the partnership's advisory board.

Investment in Limited Liability Company

During 2005, the Company transferred the investment in limited liability company to IBC at the investment's fair value of approximately $59,000. The transfer was recorded as a dividend-in-kind. Prior to the dividend-in-kind, the investment in limited liability company was carried at fair value as determined annually by the members of the limited liability company.

Software and Equipment

Software and equipment is stated at cost less accumulated depreciation and depreciated over the estimated useful lives (three to five years) of the assets using the straight-line method. The accumulated depreciation of equipment was approximately $49,000 and $34,000 at December 31, 2006 and 2005, respectively.

Commissions and Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on a trade-date basis. Commission revenue on annuities and life insurance is recorded when the policies are written and are therefore earned.

Income Taxes

The Company is included in IBC's consolidated income tax returns. The tax allocation agreement with IBC requires the Company to provide income taxes as if the Company filed separate income tax returns. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Disclosures About Fair Value of Financial Instruments

Due to their short-term nature, the carrying amount of all financial instruments is a reasonable estimate of fair value. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values reported herein represent values at which the respective financial instruments could be sold individually or in the aggregate.

Reclassifications

Certain 2005 amounts have been reclassified to conform to the 2006 financial statements presentation. These reclassifications had no effect on net income.

Note 3: Subordinated Leases

The Company incurred no liabilities subordinated to claims of general creditors as of and for the years ended December 31, 2006 and 2005.

Note 4: Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of 6 2/3% of aggregate indebtedness or $50,000. At December 31, 2006, the aggregate indebtedness ratio was 0.88 to 1 on computed regulatory net capital of $354,335.

Note 5: Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determining Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

Note 6: Income Taxes

The Company's income tax provision for the years ended December 31, 2006 and 2005, consists primarily of federal taxes and is comprised of the following:

	2006	2005
Current income tax expense	$ 110,091	$ 197,694
Deferred income tax (benefit) expense	(1,426)	33,811
	$ 108,665	$ 231,505

As a result of the tax allocation agreement, IBC owed the Company approximately $47,000 at December 31, 2006, for taxes paid in excess of tax expense incurred. At December 31, 2005, the Company owed IBC approximately $19,000 for income taxes payable. Such amounts are included in payable to parent in the accompanying statements of financial condition.

Deferred income taxes are the result of using different accounting methods for financial reporting than used for income tax purposes. The Company's deferred tax asset, a result of tax depreciation in excess of book depreciation, approximated $1,400 and $3,000 at December 31, 2006 and 2005, respectively. The difference between income tax expense at the statutory rate of 35% and the Company's actual tax expense is related to nondeductible expenses.

IBC Investments Corporation

Notes to Financial Statements

December 31, 2006 and 2005

Note 7: Related Party Transactions

The Company maintains certain accounts, which are included in cash and cash equivalents on the statements of financial condition, at IBC Bank. Management believes the terms for these accounts approximate the terms the Company could expect from an unrelated party.

During 2006 and 2005, the Company compensated IBC approximately $253,000 and $266,000, respectively, based on a portion of the Company's revenues. This compensation is intended to cover administrative support expenses incurred by IBC on behalf of the Company, but may not reflect actual expenses incurred by IBC. Such expenses are included in employee compensation and benefits in the accompanying statements of operations. At December 31, 2006 and 2005, unpaid amounts of such compensation of approximately $276,000 and $160,000, respectively, were included in payable to parent in the accompanying statements of financial condition.

Note 8: Concentrations of Credit Risk

During the ordinary course of business, the Company maintains cash and cash equivalents in IBC Bank in excess of the $100,000 limit insured by the Federal Deposit Insurance Corporation. Management believes the risk of loss associated with these deposits is minimal.

During 2006, the Company had three significant vendors, who each accounted for 28%, 17% and 11% of the Company's commission revenues. During 2005, the Company had two significant vendors who each accounted for 25% of the Company's commission revenues. The industry in which the Company operates includes many vendors offering similar products. The Company has continuing relationships with many vendors and management believes the operational and credit risks to be low.

Note 9: Commitments and Contingent Liabilities

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses.

Supplemental Information

IBC Investments Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net Capital	
Total stockholder's equity	$ 3,454,417
Total stockholder's equity qualified for net capital	$ 3,454,417
Total capital and allowable subordinated borrowings	3,454,417
Deduct	
Nonallowable assets	$ (3,089,539)
Deduction for fidelity bond coverage deductible	(4,000)
Haircut on other securities	(6,543)
	(3,100,082)
Net capital	$ 354,335
Aggregate Indebtedness	
Total liabilities	$ 310,075
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 50,000
Excess net capital	$ 304,335
Ratio of Aggregate Indebtedness to Net Capital	0.88:1

There are no material differences between this schedule and the Company's unaudited Form X-17A, Part IIA, filed on February 23, 2007, as of December 31, 2006. Accordingly, no reconciliation is necessary.



Independent Accountants' Report on Internal Control

Board of Directors
IBC Investments Corporation
Oklahoma City, Oklahoma

In planning and performing our audit of the financial statements and supplemental schedule of IBC Investments Corporation (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2601 NW Expressway, Suite 200W   Oklahoma City, OK 73112-7201   405 842-7977   Fax 405 842-7984

Board of Directors
IBC Investments Corporation

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be detected or prevented by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control, including control activities for safeguarding securities, which we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD LLP

February 23, 2007

END